North American Galvanizing & Coatings, Inc.
5314 S. Yale Avenue, Suite 1000
Tulsa, OK 74135

Via EDGAR and Facsimile (202) 772-9368

December 20, 2006

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-3561 Attn: Tricia Armelin, Staff Accountant

Re:	North American Galvanizing & Coatings, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed February 10, 2006
File # 1-3920

Dear Ms. Armelin:

This will confirm your telephone conversation of December 20, 2006 with Paul A. Quiros of King & Spalding, our legal counsel, that North American Galvanizing & Coatings, Inc. will respond to the comments of the staff of the Securities and Exchange Commission on or before January 12, 2007.

Please contact me at (918) 524-1512 should you have any questions.

Very truly yours,

/s/ Beth B. Hood
Chief Financial Officer